Bennett Jones LLP

[redacted]

4500 Bankers Hall East, 855 - 2nd Street SW
Calgary, Alberta, Canada T2P 4K7
Tel: 403.298.3100 Fax: 403.265.7219
www.bennettjones.ca

08002880

SEC
Mail Processing
Section

MAY 21 2008

Washington, DC
101

Kahlan Mills
Direct Line: 403.298.2072
e-maile-mail: millsk@bennettjones.ca
Our File No.: 44609-8

May 16, 2008

Delivered by Courier

Office of International Corporate Finance
Division of Corporate Finance
450 - 5th Street, N.W.
Washington, D.C. 20549

SUPPL

Ladies and Gentlemen:

Re: Calfrac Well Services Ltd.
File No. 82-34909
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to the requirements of Rule 12g3-2(b) made under the *Securities Exchange Act of 1934*, as amended, please find enclosed herewith a copy of the public disclosure documents of our client, Calfrac Well Services Ltd. ("Calfrac"), identified in the attached Schedule.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page.

We ask that you kindly confirm receipt of these materials by stamping the enclosed duplicate of this letter and returning to the undersigned in the enclosed self-addressed envelope. We have included a coupon redeemable for the appropriate postage to facilitate your return of such duplicate letter.

Yours truly,

BENNETT JONES LLP

PROCESSED
JUN 02 2008
THOMSON REUTERS

For: Kahlan Mills

KM/sg
Enclosures

dw 5/28

cc: Mark Paslawski
General Counsel
Calfrac Well Services Ltd.

SCHEDULE

Press Releases

1. Notice of the meeting and record date, dated March 19, 2008.
2. Annual report, dated March 27, 2008.
3. Form 52-109F1 – Certification of Annual Filings – CFO, dated March 27, 2008.
4. Form 52-109F1 – Certification of Annual Filings – CEO, dated March 27, 2008.
5. MD&A, dated March 27, 2008.
6. Annual information form, dated March 27, 2008.
7. ON Form 13-502F1 (Class 1 Reporting Issuers – Participation Fee), dated March 27, 2008.
8. Audited annual financial statements, dated March 27, 2008.
9. Notice of meeting, dated April 16, 2008.
10. Management information circular, dated April 16, 2008.
11. Form of proxy, dated April 16, 2008.
12. News release, dated April 29, 2008.
13. News release, dated May 6, 2008.
14. Other, dated May 12, 2008.
15. Interim financial statements, dated May 12, 2008.
16. Form 52-109F2 – Certification of Interim Filings – CFO, dated May 12, 2008.
17. Form 52-109F2 – Certification of Interim Filings – CEO, dated May 12, 2008.
18. MD&A, dated May 12, 2008.
19. Report of voting results, dated May 14, 2008.

END